Filed Pursuant to Rule 253(g)(2)
File No. 024-11162

FUNDRISE GROWTH EREIT VII, LLC

SUPPLEMENT NO. 18 DATED OCTOBER 4, 2023
TO THE OFFERING CIRCULAR DATED DECEMBER 14, 2022

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Growth eREIT VII, LLC (“we”, “our” or “us”), dated December 14, 2022 and filed by us with the Securities and Exchange Commission (the “Commission”) on December 15, 2022 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset updates.

Asset Updates

As of September 15, 2023, the properties detailed below, held by Fundrise Growth eREIT VII, LLC (the “Company,” “we,” or “us”), have reached or surpassed the following development milestones, as described below.

Pender Woods Controlled Subsidiary – Summerville, SC

On September 24, 2021, we made an additional investment in a “majority-owned subsidiary”, Home Rent 2, LLC (the “Pender Woods Controlled Subsidiary”). Together with an affiliate, the additional investment amount was approximately $1,663,000 (“Pender Woods Investment”). The Pender Woods Controlled Subsidiary anticipated acquiring up to two hundred (200) detached single-family homes in the planned Pender Woods subdivision generally located at 111 Corvus Court, Summerville, SC (the “Pender Woods Property”). More details of the acquisition can be found here.

As of September 15, 2023, the Pender Woods Property has reached a major development milestone, ninety-nine (99) single-family homes, or 76.2% of the total planned community homes, have been delivered with an occupancy rate of 97.9%.

Ellison Park Controlled Subsidiary - Sandy Springs, GA

On April 14, 2021, we directly acquired ownership of a “majority-owned subsidiary”, FR - Ellison Park, LLC (the “Ellison Park Controlled Subsidiary”). Together with an affiliate, we paid an initial purchase price of approximately $15,621,000 (the “Ellison Park Investment”). The Ellison Park Controlled Subsidiary anticipated acquiring up to sixty-seven (67) single-family townhomes generally located at 400 Hannover Park Road in Sandy Springs, GA (the “Ellison Park Property”). More details of the acquisition can be found here.

As of September 15, 2023, the Ellison Park Property has reached a major development milestone, 100% of the total planned community homes have been fully delivered with an occupancy rate of 98.5%. The total investment amount in the Ellison Park Controlled Subsidiary is approximately $31,030,000, which is comprised of a $1,481,000 investment by the Fundrise Growth VII eREIT and $13,325,000 by the Fundrise Real Estate Interval Fund, LLC, along with $16,225,000 in long-term financing.

Loso Walk Controlled Subsidiary - Charlotte, NC

On June 21, 2021, we directly acquired ownership of a “majority-owned subsidiary”, FR - Loso Walk, LLC (the “Loso Walk Controlled Subsidiary”). Together with an affiliate, we paid an initial purchase price of approximately $1,848,000 (the “Loso Walk Investment”). The Loso Walk Controlled Subsidiary anticipated acquiring up to eighty-seven (87) single-family townhomes generally located at S Tryon Street and Freeland Lane in Charlotte, NC (the Loso Walk Property”). More details of the acquisition can be found here.

As of September 15, 2023, the Loso Walk Property has reached a major development milestone, 100% of the total planned community homes have been fully delivered with an occupancy rate of 97.7%. The total investment amount in the Loso Walk Controlled Subsidiary is approximately $36,255,000, which is comprised of a $1,663,000 investment by the Fundrise Growth VII eREIT and $14,971,000 by the Fundrise Real Estate Interval Fund, LLC, along with $19,621,000 in long-term financing.